Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES

The following is a description of the common stock, $0.001 par value per share, (“Common Stock”) of DNA X, Inc. (the “Company,” “we,” “our,” or “us”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary description is based on the provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Amended and Restated Bylaws, (the “Bylaws”), and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). This information may not be complete in all respects and is qualified entirely by reference to the provisions of our Certificate of Incorporation, our Bylaws and the DGCL. Our Certificate of Incorporation and our Bylaws are filed as exhibits to the Annual Report on Form 10-K to which this exhibit is a part.

General

Our authorized capital stock consists of 100,000,000 shares of Common Stock and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share (“Preferred Stock”).

Common Stock

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of our shares of Common Stock voted can elect all of the directors then standing for election. The affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, is required to amend certain provisions of Certificate of Incorporation, including provisions relating to amending our amended and restated bylaws, removal of directors, vacancies on our board, director liability, actions by written consent and exclusive jurisdiction.

Dividend Rights

Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock and payment of other claims of creditors.

Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. The rights of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that our board of directors may designate and issue in the future.

Preferred Stock

Our board of directors is authorized, without stockholders’ approval (unless such stockholder approval is required by applicable law or stock exchange listing rules), to issue up to 5,000,000 shares of our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions. Our board of directors can also increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series.

Our board of directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control, the removal of existing management, and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. We have no Preferred Stock currently outstanding.

Anti-Takeover Effects of the Certificate of Incorporation and Bylaws and Delaware Law

Our Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of delaying, deterring, or preventing another party from acquiring control of our company. These provisions and certain provisions of the DGCL, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our board of directors.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our Certificate of Incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.

In addition, our Bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board, our Chief Executive Officer, or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Our Certificate of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of the stockholder’s shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover or otherwise.

Amendment of Certificate of Incorporation and Bylaws Provisions

The amendment of the above provisions of our Certificate of Incorporation and Bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL (“Section 203”) regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

●	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person that, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

The provisions of the DGCL and the provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (“Securities Act”). Pursuant to our Certificate of Incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and to have consented to the exclusive forum provisions of our Certificate of Incorporation. Although the Company believes these provisions benefit the Company by providing increased consistency in the application of law in the types of lawsuits to which they apply, these provisions may have the effect of discouraging lawsuits against the Company and the Company’s directors and officers.

Registration Rights

Certain holders of our Common Stock are entitled to rights with respect to the registration of their shares under the Securities Act pursuant to certain registration rights agreements filed as exhibits to the Annual Report on Form 10-K to which this exhibit is a part:

Registration Rights Agreement	Registration Statement Information	Expiration of Registration Rights
Registration Rights Agreement, dated as of July 13, 2022, by and between DNA X, Inc. and AJP Holding Company, LLC	Registration Statement on Form S-3 No. 333-275847 filed with the SEC on December 1, 2023 and declared effective on December 15, 2023	The Company’s obligations to register registrable securities for sale under the Securities Act with respect to any holder shall terminate on the first to occur:

		(i)	period of five (5) years from the date the shelf registration statement is declared effective by the Commission,

		(ii)	the date on which all holders can sell the shares of Common Stock under Rule 144 without volume restrictions, and

		(iii)	the date on which no registrable securities are held by any holder.

Registration Rights Agreement, dated as of April 29, 2024, by and between DNA X, Inc. and the purchaser named therein, as amended by the first amendment dated as of June 2, 2024	Registration Statement on Form S-3 No. 333-282156 filed with the SEC on September 16, 2024 and declared effective on September 27, 2024	The Company’s obligations to register registrable securities for sale under the Securities Act with respect to any holder shall terminate on the first to occur:

		(i)	registrable securities have been disposed of by the holder in accordance with the effective registration statement or Rule 144;

		(ii)	registrable securities became eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect; and

		(iii)	April 29, 2026.

Trading Symbol and Market

Our Common Stock is traded on The Nasdaq Stock Market LLC under the symbol “SONM.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equinity Trust Company, LLC (formerly, American Stock Transfer & Trust Company, LLC).